Stikeman Elliott LLP Barristers & Solicitors 199 Bay Street Suite 5300, Commerce Court West Toronto, ON M5L 1B9 Canada Main: 416 869 5500 Fax: 416 947 0866 www.stikeman.com

Darin Renton

Direct: +1 416 869 5635

DRenton@stikeman.com

October 15, 2025

Largo Inc.

1 First Canadian Place

100 King Street West, Suite 1600

Toronto, Ontario

M5X 1G5, Canada

Dear Sirs/Mesdames

Re: Largo Inc.

Prospectus Supplement to Registration Statement on Form F-3 (File No. 333-290163)

We have acted as Ontario counsel to Largo Inc., a corporation organized under the laws of Ontario (the "Corporation"), in connection with the preparation of a Prospectus Supplement (the "Prospectus Supplement") to a Registration Statement on Form F-3 (File No. 333-290163), as amended from time to time (the "Registration Statement"), under the United States Securities Act of 1933, as amended (the "Securities Act"). The Prospectus Supplement relates to the issuance and sale (the "Offering") of 14,262,309 common shares of the Corporation, no par value per share (each, a "Share").

We have examined and relied upon (i) the Registration Statement, (ii) the Prospectus Supplement, (iii) the Corporation's Certificate and Articles of Incorporation, Articles of Amendment and By-laws, as currently in effect, and (iv) originals or copies certified to our satisfaction of such records, documents, certificates, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below. In rendering our opinions set forth below, we have assumed: (a) the authenticity of all documents submitted to us as originals, (b) the genuineness of all signatures, (c) the conformity to the authentic originals of all documents submitted to us as copies, whether facsimile, photostatic, electronic, certified or otherwise, and the authenticity of the originals thereof, (d) that all facts, information, representation and warranties set forth in the records, documents and certificates we have reviewed, including official public records and certificates and other documents supplied by public officials or otherwise conveyed to us by public officials are complete, true and accurate as of, and at all material times prior to, the date of this opinion letter, (e) the due authorization, execution and delivery of all documents by all parties, other than the Corporation, and the validity, binding effect and enforceability thereof, (f) the legal capacity for all purposes relevant hereto of all persons (other than the Corporation), and (g) the issue price for each Share has been set by the board of directors of the Corporation (the "Board") or the person, persons or committee duly authorized by the Board, prior to the issuance of any such Share in accordance with the Business Corporations Act (Ontario), the Articles and any applicable resolution or authorization of the Board duly authorizing such person, persons or committee, as applicable (the "Pricing Resolutions").

As to any facts material to the opinions expressed herein which were not independently established or verified, we have relied upon oral or written statements and representations of officers and other representatives of the Corporation and others and of public officials. In our capacity as counsel to the Corporation in connection with the preparation of the Prospectus Supplement and the filing of the Registration Statement, we are familiar with the proceedings taken and proposed to be taken by the Corporation in connection with the authorization and issuance of the securities offered under the Prospectus Supplement. For purposes of this opinion, we have assumed that such proceedings will be timely and properly completed, in accordance with all requirements of the Applicable Law (as defined below), in the manner presently proposed.

2

We are qualified to practice law in the Province of Ontario, and our opinion expressed herein is only with respect to the laws of the Province of Ontario and the federal laws of Canada applicable therein now in effect (the "Applicable Law"). We express no opinion as to whether the laws of any particular jurisdiction other than those identified above are applicable to the subject matter hereof. We assume no obligation to revise or supplement this opinion should any Applicable Laws be changed subsequent to the date hereof by legislative action, judicial decision or otherwise or if there is a change in any fact or facts after the date hereof. Where our opinion refers to any of the securities or shares as being "fully paid and non-assessable", no opinion is expressed as to actual receipt by the Corporation of the consideration for the issuance of such shares or as to the adequacy of any consideration received.

Based on and subject to the foregoing assumptions and qualifications we are of the opinion that, when issued and paid for, in such amounts as determined pursuant to the Pricing Resolutions, as contemplated in the Prospectus Supplement in accordance with the terms of that certain Securities Purchase Agreement between the Corporation and the purchasers signatory thereto, dated October 13, 2025, the Shares will be validly issued, fully paid and non-assessable common shares of the Corporation.

We hereby consent to the use of our name in, and the filing of this opinion as an exhibit to, a report on Form 6-K, and to the reference to our firm under the headings "Legal Matters" in the Prospectus Supplement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under the Securities Act or the rules and regulations promulgated thereunder. This opinion is expressed as of the date hereof unless otherwise expressly stated, and we disclaim any undertaking to advise you of any subsequent changes of the facts stated or assumed herein or any subsequent changes in Applicable Law.

Yours truly,

/s/ Stikeman Elliott LLP